SECURITIES AND EXCHANGE COMMISSION

09057308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Landolt Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Oregon Street
(No. and Street)

Oshkosh	Wisconsin	54902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul T. Pavelski (920) 236-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nigl Nigl & Mathe, LLP
(Name – *if individual, state last, first, middle name*)

2450 Witzel Avenue	Oshkosh	Wisconsin	54904
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Paul T. Pavelski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul T. Pavelski
Signature

Corporate President
Title

Sandra Blank
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOLT SECURITIES, INC.
TABLE OF CONTENTS

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

Independent Auditor's Report

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

We have audited the accompanying Statement of Financial Condition of Landolt Securities, Inc. (an S Corporation) as of December 31, 2008, and the related Statements of Income, Changes in Stockholders' Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Landolt Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 17, 2009

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

LANDOLT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 29,258
Receivable from clearing organization	33,879
Securities owned:	
Marketable, at market value	160,156
Furniture and equipment, at cost less accumulated depreciation of $85,655	20,483
Prepaid expenses and advances	9,984
TOTAL ASSETS	**$ 253,760**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 26,928
Accrued payroll and related items	33,826
Total Current Liabilities	60,754
Liabilities Subordinated to Claims of General Creditors	0
Total Liabilities	60,754
Stockholders' Equity	
Common stock - $1 par value; 56,000 shares authorized, 17,500 shares issued and outstanding	17,500
Additional paid-in capital	75,945
Retained earnings	99,561
Total Stockholders' Equity	193,006
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 253,760**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2008

Revenues	
Commissions earned	$ 1,045,913
Net investment gains or (losses)	(83,046)
Interest and dividend income	92,902
Total Revenues	1,055,769
Expenses	
Clearing expenses	96,973
Employee compensation	437,555
Payroll taxes	37,841
Health insurance and benefits	1,071
Retirement plan contribution	13,056
Commissions	4,097
Occupancy expenses	86,095
Telephone expense	10,242
Office supplies and expense	42,983
Postage and delivery	8,873
Auto expenses	19,625
Advertising and promotion	15,308
Accounting fees	18,410
Legal fees	3,395
Consulting fees	2,118
Quotation system expenses	17,361
Insurance	7,951
Depreciation	6,214
Donations	150
Dues, licenses and subscriptions	18,037
Travel	7,214
Entertainment and promotion	8,699
Property taxes	7,373
Other operating expenses	4,229
Total Expenses	874,870
NET INCOME	$ 180,899

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2008	$ 17,500	$ 75,945	$ 176,440
Net Income for the Year			180,899
Dividend Distributions			(257,778)
BALANCES AT DECEMBER 31, 2008	**$ 17,500**	**$ 75,945**	**$ 99,561**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2008

Subordinated Liabilities at January 1, 2008	$	0
Increases		0
Decreases		0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2008	**$**	**0**

See Accompanying Notes to Financial Statements

LANDOLT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 180,899
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,214
Net investment (gains) or losses	83,046
(Increase) decrease in:	
Receivable from clearing organization	(125)
Prepaid expenses and advances	(1,696)
Increase (decrease) in:	
Accounts payable	(5,039)
Accrued payroll and related items	(38,831)
Net Cash Provided By Operating Activities	224,468
Cash Flows From Investing Activities:	
Proceeds from sale of securities	35,707
Purchase of securities	(58,249)
Purchase of furniture and equipment	(2,500)
Net Cash (Used) By Investing Activities	(25,042)
Cash Flows From Financing Activities:	
Dividend distributions	(257,778)
Net Cash (Used) By Financing Activities	(257,778)
Net Decrease in Cash	(58,352)
Cash at Beginning of Year	87,610
CASH AT END OF YEAR	$ 29,258

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest	$ 0

See Accompanying Notes to Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Landolt Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The significant accounting policies are as follows:

Nature of Operations

Landolt Securities, Inc. is a registered securities broker-dealer headquartered in Oshkosh, Wisconsin with a branch office in Antioch, Illinois. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company has contracted with National Financial Services LLC (NFS) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by NFS.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and the related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are valued at market using quoted market prices, with the resulting gains or losses reflected in income for the current year.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over a five to ten year estimated useful life.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Advertising Costs

Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $15,308 for the year ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2008, the receivable from the clearing organization consists of commissions earned by Landolt Securities not yet disbursed by the cleaning organization. Amount receivable from clearing organization at December 31, 2008 was $33,879.

NOTE 3. SECURITIES OWNED

The components of securities owned are as follows at December 31, 2008:

	Original Cost	Market Value
Common stocks and warrants	$ 233,898	$ 160,156

NOTE 4. AGREEMENT WITH NATIONAL FINANCIAL SERVICES LLC (NFS)

The Company has entered into an agreement with NFS to provide clearing services for all securities transactions initiated by the Company. NFS clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by NFS. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless NFS from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement is for an initial five year term ending December 28, 2010, is automatically renewable for additional one year terms, and may be terminated by giving 90 days prior written notice.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

The Company provides investment and related services to a diverse group of customers located throughout Wisconsin and Northeastern Illinois.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

NOTE 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $121,540, which was $71,540 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was to .50 to 1.

NOTE 8. RETIREMENT PLAN

The Company maintains a qualified Cross-Tested 401(k) Profit Sharing Plan and Trust which covers all eligible employees who meet the age and service requirements. The Company is currently making nonelective contributions equal to 3% of the employees' compensation for the year. The Company contribution for the year ended December 31, 2008 was $13,056.

NOTE 9. LEASES

On September 30, 2005, the Company entered into a three year lease for the use of an office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. The lease, which commenced on October 1, 2005, includes an option to renew for one additional consecutive three year term. Monthly rent for the first two years of the lease is $2,000. Monthly rent for the third year and each year of the option term will be increased by the annual increase in the Consumer Price Index for all Urban Consumers City of Milwaukee - All Items. The Company is responsible for real estate taxes, utilities, insurance, maintenance and repairs. The agreement includes an option for Paul Pavelski to purchase the real estate at $225,000 during the initial three years of the lease. After the first three years, the option price increases annually by the Consumer Price Index for all Urban Consumers City of Milwaukee - All Items. On December 1, 2007, the Company agreed to restructure the monthly rent to be $4,000 for the first 36 months retroactive to October 1, 2005. Total rent expense charged to operations under this agreement for the year ended December 31, 2008 was $27,333.

On June 6, 2008, Paul and Donna Pavelski a.k.a. Pavelski Acquisition Company exercised their option to purchase the office building and improvements located at 701 Oregon Street in Oshkosh, Wisconsin. A new three year lease was entered into which requires monthly rent payments of $4,000. In addition to rent, the Company is responsible for utilities, insurance, maintenance and repairs, and real estate taxes. Total rent expense charged to operations under this agreement for the year ended December 31, 2008 was $26,667.

On September 30, 2005, the Company agreed to reimburse Paul Pavelski for costs associated with a lease for the use of a sales building and improvements located at 426-428 Orchard Street in Antioch, Illinois. The lease, which expires on April 30, 2008, requires monthly rent payments of $1,600. In addition to rent, the tenant is responsible for utilities, insurance, maintenance and repairs, pro rata share of real estate taxes and common area expenses. Total rent expense charged to operations under this agreement for the year ended December 31, 2008 was $19,200.

NOTE 10. RELATED PARTY TRANSACTIONS

Mr. Stephen Landolt owned the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which was leased by the Company from January 1, 2008 through June 6, 2008. At December 31, 2008, Mr. Landolt is a corporate officer in Landolt Securities, Inc.

Mr. and Mrs. Paul Pavelski a.k.a. Pavelski Acquisition Company purchased the real estate located at 701 Oregon Street in Oshkosh, Wisconsin which is being leased by the Company. At December 31, 2008, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

Mr. Paul Pavelski is the responsible lessee on the lease for the real estate located at 426-428 Orchard Street in Antioch, Illinois. At December 31, 2008, Mr. Pavelski is a corporate officer and a 95% shareholder in Landolt Securities, Inc.

NOTE 11. CONTINGENCIES

On November 14, 2008, the Board of Trustees of the Plumbers Local Union No. 93 U.S. Retirement Account Fund ("Plan") filed suit against Landolt Securities, Inc. and others claiming the right to repayment of $104,877.52 in 12b-1 fees paid to Landolt Securities, Inc. plus attorneys' fees and related damages. The suit alleges that Landolt Securities, Inc. breached its fiduciary duty to the Plan by collecting fees after it was terminated as broker of record by the Union's Board of Trustees. Landolt Securities, Inc. disputes the allegations. Landolt Securities, Inc's. attorneys have informed the Company that an unfavorable outcome is not probable and/or estimable and, accordingly, these financial statements do not include an accrual for such loss.

SUPPLEMENTARY INFORMATION

LANDOLT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net Capital		
Total stockholders' equity		$ 193,006
Deduction for non-allowable assets -		
Receivables over 30 days	$ 2,169	
Warrants	200	
Furniture and equipment, net	20,483	
Other assets	9,984	32,836
Net capital before haircuts on securities		160,170
Haircuts on securities - 15%		(23,993)
Undue concentration charge - Per formula		(14,637)
NET CAPITAL		$ 121,540
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ 4,050
Minimum dollar net capital requirement		50,000
Net capital requirement		50,000
Excess net capital		$ 71,540
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition		$ 60,754
Ratio of aggregate indebtedness to net capital		.50 to 1

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

Nigl Nigl & Mathe LLP
Certified Public Accountants and Consultants

Charles A. Nigl, CPA
Matthew R. Nigl, CPA
Anthony R. Mathe, CPA, CFE

Independent Auditor's Report on Internal Control

To the Board of Directors
Landolt Securities, Inc.
Oshkosh, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedule of Landolt Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our consideration of internal control included procedures to evaluate the design of controls relevant to an audit of financial statements and to determine whether they have been implemented, but it did not include procedures to test the operating effectiveness of controls, and accordingly, was not directed to discovering significant deficiencies in internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are

2450 Witzel Avenue • PO Box 2485, Oshkosh WI 54903-2485 920.651.9500 • fax 920.651.9600

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activates for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This communication is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nigl Nigl & Mathe LLP

Nigl Nigl & Mathe, LLP
Certified Public Accountants

Oshkosh, Wisconsin
February 17, 2009

LANDOLT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008